Mail Stop 6010

January 19, 2007

Richard A. Rappaport
President
SRKP 6, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, California 90067

> **Re:** **SRKP 6, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 8, 2007**
> **File No. 333-139141**

Dear Mr. Rappaport:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements of SRKP 6, Inc.

Statements of Operations, page F-4
Statements of Cash Flows, pages F-6

1.   Please remove the caption saying "Unaudited" from directly beneath the statement heading and revise to only label the appropriate column headings for unaudited amounts within the statements - for example, the columns labeled "Nine months ending September 30, 2006" and "Cumulative from May 24, 2005 (inception) to September 30, 2006".

Financial Statements of Vicor Technologies, Inc.

Report of Independent Registered Public Accounting Firm, page F-9

2.   The audit report refers to balance sheets as of December 31, 2003 and 2004 and related statements for the years then ended. Please have your auditors change the dates for the financial statements identified in the introductory paragraph and the opinion paragraph of the report to correspond to dates of the financial statements on which they opined.

Exhibit 23 - Accountants' Consents

3.   Please include signed and currently dated consents from your accountants in the next amendment. In this regard, please refer to, and comply fully with, the guidance in Item 302 of Regulation S-T which discusses signatures included in electronic filings with the Commission.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-33671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Robert C. White, Jr., Esq.